FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	CN's 2007 Notice of Annual Meeting

Item 1

	Sean Finn Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary	Premium vice-président Affaires publiques, chef de la direction des Affaires juridiques et secrétaire général

www.cn.ca	935 de La Gauchetière Street West Montreal, Quebec, Canada H3B 2M9	935, rue de La Gauchetière Ouest Canada Montréal (Québec) Canada H3B 2M9

February 9, 2007

To:	Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
CDS Clearing and Depository Services Inc.
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland & Labrador
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission – Securities Division
Toronto Stock Exchange
Registrar of Securities, Yukon
Department of Justice, Nunavut

Subject: Canadian National Railway Company

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Record date:	March 15, 2007
2.	Meeting date:	April 24, 2007
3.	Beneficial ownership determination date:	March 15, 2007
4.	Place of meeting:	Moncton, New Brunswick
Canada
5.	Meeting type:	Annual
6.	Security description entitling holder to
	receive notice of and to vote at the meeting:	Common Shares
7.	CUSIP Number:	136375-10-2

February 9, 2007

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Sincerely,

/s/ Sean Finn
Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 12, 2007	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel